SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

NOTICE TO SHAREHOLDERS

Resubmission of the AGM and EGM Remote Voting Bulletins

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp ("Company" or "Sabesp") hereby announces to its shareholders and to the market in general, in attention to the Company’s Annual and Extraordinary General Meeting to be held on April 28, 2023 ("AEGM"), that it has refiled, on this date, pursuant to Article 26, §3º, II of CVM Resolution No. 81, dated March 29, 2022, as amended ("CVM Resolution 81"), the Remote Voting Bulletins for the AGM ("RVB AGM") and the EGM ("RVB EGM") to implement the following adjustments: (i) with respect to the RVB AGM, the inclusion of Mr. Pedro Monnerat Heindenfelder as a candidate for alternate member of the Fiscal Council, as indicated for items 6 and 7 of the RVB AGM; and (ii) with respect to the RVB EGM, the reference to the financial expert candidate for the Audit Committee indicated in item 13 of the DVB EGM.

The Company clarifies, in relation to the RVB AGM, that Mr. Pedro Monnerat Heindenfelder was listed as a candidate for a regular member in the single slate for the Fiscal Council, when, in fact, he is a candidate for the alternate position. As for the RVB EGM, it is clarified that the member nominated to the Audit Committee characterized as a financial expert is Mr. Eduardo Person Pardini, and not Mr. Mario Engler Pinto Junior, as stated in the RVB EGM.

In connection with the remote voting process through the RVB AGM and RVB EGM, the Company informs that: (i) the votes on the amended resolutions cointained in already submitted RVB AGM and RVB EGM will be considered invalid, pursuant to art. 26, §5 of RCVM 81; (ii) the deadline for the Company to receive a new RVB AGM and RVB EGM from the shareholder who wishes to resend it remains the same, that is, until April 21, 2023 (inclusive); and (iii) in order to avoid that any voting instruction may be considered conflicting, it is recommended that the shareholder forward any eventual new voting instruction to the same service provider previously used.

Finally, the Company highlights that the documents related to the AEGM are available on the websites of Sabesp (https://ri.sabesp.com.br), CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

São Paulo, April 6th, 2023

Catia Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 6, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.